Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On October 31, 2003, chinadotcom issued the following press release:

chinadotcom Provides Update on Ross Acquisition

HONG KONG, October 31, 2003 chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com), an integrated enterprise solutions and software company, today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired, in relation to the previously announced agreement for chinadotcom to acquire Ross Systems, Inc. (“Ross” – NASDAQ: ROSS). The expiration of this waiting period satisfies one of the conditions for chinadotcom’s acquisition of Ross. The transaction remains subject to other customary closing conditions, including approval by Ross’ shareholders, and is expected to be closed no later than Q1 2004.

The Hart-Scott-Rodino filing was made on September 22, 2003. The waiting period commenced on September 26, 2003 and expired on October 27, 2003.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets and over 1,000 employees, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

CDC Software is a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), an integrated enterprise software and solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products engineered in two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

In 2003, the software development processes of CDC Software’s Development Center in Shanghai have successfully achieved Capability Maturity Model (“CMM”) Level 3, an internationally recognized standard for software development. The new certification should bolster CDC Software’s outsourcing strategy of offering its own Software Development Center capabilities in China as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall Research and Development costs as part of its overall restructuring initiatives.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

chinadotcom also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In its Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2003 filed by Ross Systems with the SEC on September 24, 2003.

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross have filed a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross expects to mail the proxy statement/prospectus to shareholders of Ross. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully because they contain important information about CDC Software and Ross. Investors and security holders can obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations	Investor Relations
Jane Cheng, Public Relations Manager	Craig Celek, US, VP, Investor Relations
Tel : (852) 2961 2750	Tel : 1 (212) 661 2160
Fax : (852) 2571 0410	Fax : 1 (973) 591 9976
e-mail :jane.cheng@hk.china.com	e-mail : craig.celek@hk.china.com

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